Contact

www.linkedin.com/in/erik-
bork-4379b3a (LinkedIn)
wefunder.com/comingtogether
(Other)

Top Skills

Screenwriting

Film Production

Entertainment

Honors-Awards

2001 Primetime Emmy Award for
Outstanding Miniseries

1998 Primetime Emmy Award for
Outstanding Miniseries

Erik Bork

Writer-Director of COMING TOGETHER, a romantic comedy about
political polarization
Los Angeles Metropolitan Area

Summary

Multiple Emmy Award-winning writer-producer of HBO's BAND
OF BROTHERS, Executive Produced by Tom Hanks and Steven
Spielberg.

Writer-Director of the upcoming independent feature film COMING
TOGETHER – a romantic comedy about political polarization.

"What happens when a single young woman who considers herself
a progressive finds out that the guy she likes is a Trump supporter (a
month after the 2020 election)?"

Now accepting reservations for investment at https://wefunder.com/
comingtogether.

Legal Disclosure:

We are 'testing the waters' to gauge investor interest in an offering
under Regulation Crowdfunding. No money or other consideration
is being solicited. If sent, it will not be accepted. No offer to buy
securities will be accepted. No part of the purchase price will
be received until a Form C is filed and only through Wefunder's
platform. Any indication of interest involves no obligation or
commitment of any kind.

_____

Experience

COMING TOGETHER movie
Writer-Director of COMING TOGETHER, a romantic comedy about
political polarization
May 2022 - Present (10 months)
Los Angeles, CA

"What happens when a single young woman who considers herself a progressive finds out that the guy she likes is a Trump supporter (a month after the 2020 election)?"

Now accepting reservations for investment at https://wefunder.com/comingtogether.

Legal Disclosure:

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

FlyingWrestler
Writing Consultant
2009 - Present (14 years)

I help screenwriters and others with feedback and guidance on their stories, scripts and film projects... More about this at www.flyingwrestler.com.

UCLA Extension
Screenwriting Instructor
2013 - Present (10 years)
Writers' Program

I once took classes here early in my career, and am now teaching for them online.

They have probably the biggest and best screenwriting program in the country for writers interested in taking a single course at a time, with no larger obligation.

Various production companies, studios and distributors
Screenwriter and sometimes Producer
1995 - Present (28 years)

Sometimes I pitch things. Other times I write them on spec. Or get asked to write them by others. They may or may not get sold or produced or find an audience. I may or may not even get paid!

That's being a screenwriter.

National University
Professor, MFA in Professional Screenwriting Program
2011 - Present (12 years)

I GOT THIS movie
Writer-Director of I GOT THIS, a short comedy
December 2016 - April 2018 (1 year 5 months)
Los Angeles Metropolitan Area

A multiple award-winning 22 minute shot comedy screened at film festivals
in 2018-2019, I GOT THIS focuses on a young couple trying to extract DNA
samples from three men who could be the father of her child. It has been seen
by over 300,000 people with over 1,000 comments on the acclaimed short film
channel OMELETO on YouTube. Watch it here: https://youtu.be/IK_NK5cVkKs

ABC Studios
Writer of a half-hour pilot for ABC Studios
October 2011 - January 2012 (4 months)

COMMUNITY PROPERTY was a comedy about a blended family, sort of a
BRADY BUNCH meets EVERYBODY LOVES RAYMOND, only instead of his
parents living nearby, it was his annoying ex-wife and her new husband and
step-son... Warren Littlefield's Littlefield Company were the producers...

Sony Pictures Entertainment
Writer of a one-hour television pilot for Fox
August 2007 - February 2008 (7 months)

It was called COPSICLES and it was rather amusing. Vivian Cannon at Neal
Moritz's Original Film for Sony Pictures TV were the producers.

NBC Universal
Writer of a one-hour television pilot for NBC
July 2006 - December 2006 (6 months)

It was described as a "Reverse 9 to 5" at a law firm with a scary female boss.
Doug Liman and Dave Bartis's production company at NBC Universal were the
producers.

HBO
Writer-Supervising Producer on BAND OF BROTHERS
April 1999 - April 2001 (2 years 1 month)

My best-known credit to date - I was fortunate to serve as part of a wonderful team of people, most notably Executive Producers Tom Hanks and Steven Spielberg and Co-Executive Producer Tony To.

HBO
Writer/Co-Producer on FROM THE EARTH TO THE MOON
May 1995 - April 1998 (3 years)

My first professional writing job, thanks to Executive Producer Tom Hanks -- who I'd been working for as an assistant at his production company. Also thank to Co-Executive Producer Tony To, who mentored me in all things "producer," and helped me find my way as a writer on this project -- where I ended up writing on multiple episodes, and serving as part of the producing team for the miniseries as a whole.

———

Education

Wright State University
BFA, Motion Picture Production

Beavercreek High School

Miami University
Western College program · (1983 - 1984)